                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         -----------------------------

                                SCHEDULE 14D-9
                                (RULE 14D-101)

                         -----------------------------

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

                               EDWARD J. KELLEY
                            CHIEF FINANCIAL OFFICER
                        WESLEY JESSEN VISIONCARE, INC.
                            333 EAST HOWARD AVENUE
                          DES PLAINES, IL 60018-5903
                           TELEPHONE: (847) 294-3000
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                              Roger S. Aaron, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                 (212) 735-3000
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FOR MORE INFORMATION: CIBA Vision Corporation
Kristie Madara (678) 415-3367

Wesley Jessen
Kevin Ryan, CEO
Edward Kelley, CFO
(847) 294-3000

George Sard/David Reno
Sard Verbinnen & Co.
(212) 687-8080


              Novartis agrees to acquire Wesley Jessen VisionCare
                         For $38.50 per share in cash

       Combined company will rank number two worldwide in contact lenses

ATLANTA, GA, and DES PLAINES, IL -- May 30, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), and Wesley Jessen VisionCare, Inc. (NASDAQ: WJCO) today jointly announced a definitive agreement whereby CIBA Vision will acquire Wesley Jessen for $38.50 per share in cash, or a total of approximately $785 million. The offer represents a premium of approximately 17 percent over the closing price of Wesley Jessen's shares on May 26, 2000, and an approximate 55 percent premium over the closing price on March 22, 2000, the last trading day prior to the announcement of Bausch & Lomb, Inc.'s (NYSE: BOL) unsolicited offer for Wesley Jessen. The agreement was unanimously approved by Wesley Jessen's Board of Directors.

     CIBA Vision is a leading provider of contact lenses, lens care products and ophthalmic pharmaceuticals. To consummate the transaction, CIBA Vision will commence within five business days a cash tender offer for all outstanding shares of Wesley Jessen common stock. Upon completion, the combined company will be the world's second largest contact lens company. CIBA Vision and Wesley Jessen had 1999 pro-forma sales of $1.4 billion and employed 8,900.

     Daniel Vasella, Chairman and CEO of Novartis commented: "This move is part of Novartis' strategy to develop world leadership positions in specific areas both through organic growth and through acquisitions. It will enhance CIBA Vision's critical mass and ability to compete in a fiercely contended market."

     "Wesley Jessen brings to CIBA Vision an exciting range of products that complement our existing brands," said Glen Bradley, CEO of CIBA Vision. "Additionally, CIBA Vision will be able to greatly expand the global reach of Wesley Jessen's product lines."
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     Kevin Ryan, Chairman, President and CEO of Wesley Jessen, said: "We're very excited to have achieved this outstanding transaction for our shareholders, customers and employees. CIBA Vision is offering an all-cash premium which clearly exceeds Bausch & Lomb's best and final offer, and the business will immediately benefit from our significantly expanded size and global reach."

     Bradley continued, "The merger of the two businesses is expected to increase their growth potential. Wesley Jessen will be able to expand its international sales with the support of CIBA Vision's global sales and marketing operation, and CIBA Vision will benefit from Wesley Jessen's technological expertise, especially in the area of specialty lenses. CIBA Vision and Wesley Jessen expect to achieve substantial synergies in the combined business."

     The CIBA Vision offer is subject to 51 percent of the Wesley Jessen shares being tendered and the expiration or termination of regulatory and other customary conditions. The transaction is expected to be completed in the third quarter of 2000. As a result of the agreement with CIBA Vision, Wesley Jessen has terminated its previously announced merger agreement and other related agreements with Ocular Sciences, Inc. (NASDAQ: OCLR) and has paid Ocular Sciences a $25 million termination fee. Wesley Jessen has also postponed indefinitely its annual shareholder meeting scheduled for June 23, 2000.

     Wesley Jessen VisionCare is the leading worldwide developer, manufacturer and marketer of specialty contact lenses.

     With worldwide headquarters in Atlanta, Georgia, CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products, ophthalmic surgical products and ophthalmic pharmaceuticals. CIBA Vision products are available in more than 70 countries.

     CIBA Vision is the eye care unit of Novartis, a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eyecare, and animal health. In 1999, the Group (including Agri business) achieved sales of CHF 32.5 billion and invested more than CHF4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis employs about 82,000 people and operates in over 140 countries around the world. The group recently announced plans to spin off its Crop Protection and Seeds sectors and to merge them with the agrochemicals business of AstraZeneca to form a new company, Syngenta, in the second half of 2000.

                                     # # #

FORWARD LOOKING STATEMENTS
The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions").
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References made in the foregoing, in particular, statements made regarding the proposed business combination between CIBA Vision and Wesley Jessen are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals; costs related to the business combination; the risk that the CIBA Vision and Wesley Jessen businesses will not be integrated successfully; and other economic, business, competitive or regulatory factors relating to CIBA Vision's and Wesley Jessen's business generally. CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that the constitute soliciting materials.

Wesley Jessen Visioncare, Inc. stockholders are advised to read the tender offer statement regarding the acquisition of Wesley Jessen Visioncare, Inc., referenced in this press release, which will be filed by WJ Acquisition Corp. and Novartis AG with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Wesley Jessen Visioncare, Inc. with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all stockholders of Wesley Jessen Visioncare, Inc., at no expense to them. These documents also will be available at no charge at the SEC's website at www.sec.gov.